UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Duos Technologies Group, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
266042209
Cusip Number

Norman H. Pessin
Sandra F. Pessin
Brian L. Pessin
400 E. 51st Street, PH 31
New York, NY 10022
917-887-1982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d –1(f) or 240.13d – 1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266042209
Schedule 13D/A
1	NAMES OF REPORTING PERSONS
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,972

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
102,972

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,972

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 266042209
Schedule 13D/A
1	NAMES OF REPORTING PERSONS
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
466,157

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
466,157

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
466,157[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Excludes 121,572 shares of Common Stock underlying a portion of the Series B Preferred Stock owned by Sandra F. Pessin due to a 9.99% beneficial ownership limitation with respect to Common Stock owned by Sandra F. Pessin, affiliates of Sandra F. Pessin or members of a Group with Sandra F. Pessin.

CUSIP No. 266042209
Schedule 13D/A
1	NAMES OF REPORTING PERSONS
Brian L. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
165,911

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
165,911

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,911

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 266042209
Schedule 13D/A
Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D amends the Schedule 13D, dated March 28, 2019, as previously amended by Amendments No. 1 and No. 2 to Schedule 13D, with respect to the common stock, $0.001 par value (the "Common Stock" or the "Shares"), of Duos Technologies Group, Inc. (the "Issuer"), filed by Norman H. Pessin, Sandra F. Pessin and Brian L. Pessin  Except as expressly amended below, the Schedule 13D, dated March 28, 2019, as previously amended, remains in effect

Item 2.	Identity and Background

This Amendment No. 3 to Schedule 13D is being filed by and for Norman H. Pessin, Sandra F. Pessin, and Brian L. Pessin (each a "Reporting Person").  The address of each Reporting Person is set forth below:

Name and Address:	1) 2) 3)	Norman H. Pessin 400 E. 51st Street, PH 31 New York, NY 10022 Sandra F. Pessin 400 E. 51st Street, PH 31 New York, NY 10022 Brian L. Pessin 310 E. 75th Street Apartment 2A New York, NY 10021

Item 4.	Purpose of Transaction

This Amendment No. 3 is being filed in connection with (i) the increase of the beneficial ownership limitation upon conversion of the Series B Preferred Stock owned by Sandra F. Pessin from 4.99% to 9.99% and (ii) the increase of the beneficial ownership limitation upon conversion of the Series C Preferred Stock owned by Sandra F. Pessin and Brian L. Pessin from 4.99% to 19.99% (collectively, the “Beneficial Ownership Increases”).  The Beneficial Ownership Increases became effective on October 1, 2021 upon agreement with the Issuer.  The ownership percentages in this Amendment No. 3 assume (i) conversion of approximately 854 shares of Series B Preferred Stock owned by Sandra F. Pessin into 122,000 shares of Common Stock and (ii) conversion of all of the Series C Preferred Stock owned by Sandra F. Pessin and Brian L. Pessin as that would result in the highest beneficial ownership of Common Stock under the new increased limitations to which the Series B Preferred Stock and the Series C Preferred Stock are now subject.  Sandra F. Pessin would then not be able to convert her remaining shares of Series B Preferred Stock (which would otherwise be convertible into an additional 121,572 shares of Common Stock) due to the 9.99% ownership limitation applicable to it.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership percentages in this Amendment No. 3 are based on 3,595,924 shares of Common Stock of the Issuer outstanding on October 1, 2021.  Shares of Common Stock issuable upon conversion of the Series B Preferred Stock or the Series C Preferred Stock are deemed outstanding for computing the percentage of the owner thereof but not for any other person.

As of October 1, 2021, Norman H. Pessin beneficially owned 102,972 shares of Common Stock, or 2.86% of the total number of shares then deemed outstanding.

As of October 1, 2021, Sandra F. Pessin beneficially owned 466,157 shares of Common Stock, or 11.68% of the total number of shares then deemed outstanding, which consists of (i) 71,430 shares of Common Stock owned of record by her, (ii) 122,000 shares of Common Stock issuable, upon conversion of approximately 854 shares of Series B Preferred Stock owned of record by her, and (iii) 272,727 shares of Common Stock issuable upon conversion of 1,500 shares of Series C Preferred Stock owner of record by her.

As of October 1, 2021, Brian L. Pessin beneficially owned 165,911 shares of Common Stock, or 4.50% of the total number of shares then deemed outstanding, which consists of (i) 75,002 shares of Common Stock owned of record by him and (ii) 90,909 shares of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock owned of record by him.

CUSIP No. 266042209
Schedule 13D/A
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

October 5, 2021